**T3 TRADING GROUP, LLC**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2025**

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| SEC FILE NUMBER |
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| 8-68639 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: T3 Trading Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

88 Pine Street, 23rd Floor
(No. and Street)

| New York | NY | 10005 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Xiaoyan Li | 646-346-1700 | xiaoyan.li@t3trading.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions Certified Public Accountants & Associates
(Name – if individual, state last, first, and middle name)

| 3111 N University Drive, Suite 621 | Coral Springs | FL | 33065 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 04/13/2010 | 5036 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, <u>Garret Marquis</u>_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____, as of <u>12/31</u>_____, 2 <u>025</u>____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

Chief Executive Officer

**This filing\*\* contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members'
of **T3 Trading Group LLC:**

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **T3 Trading Group LLC** as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of **T3 Trading Group LLC** as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of **T3 Trading Group LLC's** management. Our responsibility is to express an opinion on **T3 Trading Group LLC's** financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **T3 Trading Group LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Assurance Dimensions*

We have served as **T3 Trading Group LLC's** auditor since 2023.

Assurance Dimensions, LLC
Coral Springs, Florida
March 31, 2026

**ASSURANCE DIMENSIONS, LLC**
**also d/b/a McNAMARA and ASSOCIATES, LLC**
**TAMPA BAY**: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
**JACKSONVILLE**: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
**ORLANDO:** 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
**SOUTH FLORIDA:** 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

**ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 840,904 |
| Due from broker | | 13,165,634 |
| Securities owned, at fair value | | 24,510,503 |
| Due from related party | | 2,519,743 |
| Furniture and equipment (net of accumulated depreciation of $54,001) | | 45,461 |
| Intangible assets (net of accumulated amortization of $62,111) | | 67,889 |
| Prepiad expenses and other assets | | 190,323 |
| Total assets | $ | 41,340,457 |

**LIABILITIES AND MEMBERS' EQUITY**

Liabilities

| | | |
|---|---|---:|
| Securities sold, not yet purchased, at fair value | $ | 3,116,852 |
| Due to related party | | 52,512 |
| Accounts payable and accrued expenses | | 2,600,998 |
| Total liabilities | | 5,770,362 |

Commitments and Contingencies (Note 8)

| | | |
|---|---|---:|
| Members' equity | | 35,570,095 |
| Total liabilities and members' equity | $ | 41,340,457 |

The accompanying notes are an integral part of the financial statement.

These financial statements and supplemental information are deemed confidential
Pursuant to subparagraph (e) (3) of Rule 17a-5 of the Securities and Exchange commission.

## 1. Nature of operations and summary of significant accounting policies

*Nature of Operations*

T3 Trading Group, LLC (formerly known as Titus Securities LLC) was formed under the laws of the state of Delaware on June 8, 2010 as a limited liability company and was approved as a registered broker-dealer under the Securities and Exchange Act of 1934. On December 9, 2010, Titus Securities LLC amended its certificate of formation and changed its name to T3 Trading Group, LLC ("the Company") in connection with the sale of substantially all of its issued and outstanding Class A limited liability membership interests, on such date.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") on October 7, 2019. The Company engages primarily in proprietary trading of exchange listed equity securities and equity option contracts and securities commission transactions. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii), and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading. The Company does not maintain possession or control of any customer funds or securities and is exempt from requirements of SEC Rule 15c3-3.

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

*Concentration of Credit Risk*

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of the Federal Deposit Insurance Corporation insured limits. The Company maintains its cash and cash equivalents in financial institutions and brokerage accounts, to the extent that such deposits exceed the maximum insurance levels of $250,000 with Federal Deposit Insurance Corporation (FDIC), and $500,000, including a $250,000 limit on cash with Securities Investor Protection Corporation (SIPC), they are uninsured. As of December 31, 2025, the cash balance in excess of FDIC insurance limits amounted to $858,391, and the cash balance and the securities value in excess of SIPC insurance limits amounted to $12,415,634 and $24,260,504, respectively.

*Fair Value - Definition and Hierarchy*

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available.

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

*Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

## 1. Nature of operations and summary of significant accounting policies (continued)

*Fair Value - Definition and Hierarchy (continued)*

> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, and the other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observable prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy.

*Securities Sold, Not Yet Purchased*

The Company values investments in securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last reported sales price as of the valuation date. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

*Securities Transactions*

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

*Furniture and Equipment*

Furniture and equipment are carried at cost net of accumulated depreciation. Depreciation is provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from 5 to 7 years.

*Income Taxes*

The Company is not a taxpaying entity for Federal income tax purposes and thus no Federal income tax expense has been recorded in the statements. Income of the Company is taxed to the Members in their respective returns. Certain state authorities levy taxes or fees on the Company based on its net income. Accordingly, the Company provides for taxes on a current basis and also accounts for the difference between financial and tax basis. No provision has been made for deferred taxes or for such differences and for its net operating loss carry forward due to its insignificance.

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of its position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending Members' equity. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2025.

---

## 1. Nature of operations and summary of significant accounting policies (continued)

However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The tax years of 2022 to present remain subject to examination by taxing authorities.

Management has evaluated the effect of the guidance provided by U.S. GAAP on accounting for uncertainty in income taxes in accordance with provisions of ASC Topic 740 Accounting for Income taxes.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2025.

The Company is primarily engaged in "self -trading" for its owners and is exempt from NYC UBT on the basis of a statutory exemption for an entity that does not otherwise operate a business in New York City, as defined in the UBT law.

*Accounts Receivable and Allowance for Credit Loss*

The Company accounts for credit losses in accordance with ASC Topic 326, Financial instruments – Credit Losses (ASC Topic 326"). ASC Topic 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified accounts receivable, prepaid expenses and other assets which are carried at amortized cost as in scope for consideration under ASC Topic 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including other assets utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other assets is not significant until they are 90 days pass due based on the contractual arrangement and expectation of collection in accordance with industry standards.

The Company did not record an allowance for credit losses at December 31, 2025.

*Revenue Recognition*

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this ASU is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and assets recognized for costs incurred to obtain or fulfill a contract.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

*Revenue Streams*

The Company is approved for engaging in trading securities for own account and acting as broker in securities retail business, so the Company earns its revenue substantially from gains and losses from principal trading transactions and commissions and fee from client transactions.

- ***Gains and Losses from Principal Trading Transactions***
  Gains and losses included both realized and unrealized gains and losses at fair value, and are related to the Company's principal trading transactions, and securities owned and securities sold, but not yet purchased.

**1. Nature of operations and summary of significant accounting policies (continued)**

*Revenue Streams (continued)*

- **Commissions and Fees**
  The Company earns commissions and fees from executing and clearing client transactions through a clearing firm on stocks and options, and commission sharing from other broker-dealers. Commissions and fees are recognized on the day the trade is executed.

Based on the income streams the company believes that 606 has been addressed.

**2. Fair value**

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2025.

|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets (at fair value)** | | | | |
| Securities owned: | | | | |
| Stocks | $ 23,872,693 | $ - | $ - | $ 23,872,693 |
| Options | 637,810 | - | - | 637,810 |
| Total | $ 24,510,503 | $ - | $ - | $ 24,510,503 |
| **Liabilities (at fair value)** | | | | |
| Securities sold, not yet purchased: | | | | |
| Stocks | $ 2,999,637 | $ - | $ - | $ 2,999,637 |
| Options | 117,215 | - | - | 117,215 |
| Total | $ 3,116,852 | $ - | $ - | $ 3,116,852 |

As of December 31, 2025 the Company held no Level 2 or Level 3 investments.

**3. Due from broker and Due to broker**

Due from broker and Due to broker includes cash balances, etc. held with the clearing brokers, receivables and payables from unsettled trades, margin borrowings, and collateral on derivative transactions.

In the normal course of business, substantially all of the Company's securities transactions, money balances and security positions are transacted with the Company's clearing brokers – Velocity Clearing, LLC. and ICBC Financial Services LLC.

The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such broker and does not anticipate any losses from such counterparty risk.

At December 31, 2025, the Company had no amounts due to Broker and amounts due from clearing brokers of $13,165,634.

**4. Securities sold, not yet purchased**

The Company is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements.

**5. Furniture and Equipment**

The depreciation expense on furniture and equipment was $6,092 for the year ending December 31, 2025, and furniture and equipment, at cost, consisted of following at December 31, 2025:

| | |
|---|---|
| Furniture and equipment | $ 99,462 |
| Less: Accumulated depreciation | (54,001) |
| Furniture and equipment, net | $ 45,461 |

## 6. Intangible Asset

The amortization expense on Intangible assets was $8,667 for the year ending December 31, 2025, and intangible asset, at cost, consisted of following at December 31, 2025:

| | |
|---|---|
| Intangible Asset | $ 130,000 |
| Less: Accumulated Amortization | (62,111) |
| Intangible Asset, net | $ 67,889 |

## 7. Members' Equity

T3 Companies, LLC (the "Manager Member") is authorized on behalf of the Company to take all actions and make all decisions in connection with the business of the Company. The Manager Member owns all of the Class A membership interests.

The Manager Member may admit to the Company one or more members. The consent or agreement of all existing members to such admission is not required. Each member may make cash contributions to the Company which are determined by the Manager Member upon admission to the Company.

The Company has three distinct membership interests as follows: Class A, Class B and Class C.

Class A member is T3 Companies, LLC. Class B members are natural persons designated and approved by the Manager Member to coordinate the trading activities of a group of proprietary traders. Class C members are comprised of proprietary traders.

In accordance with the operating agreement, each Class A, B or C member is authorized to trade securities on behalf of the Company in accordance with the Company's guidelines. The Company maintains an omnibus account with its broker. Income and loss resulting from the Class B and C members individual trading activity are allocated to the respective capital accounts of the Class B and C members, subject to certain charges for the execution and clearing of trades made by the Class B and C members and interest expense for position held in the Company's omnibus account with its broker. The Class B and C members also share an agreed upon percentage of their gains with the Class A member.

Allocation of profits and losses

Net trading gains or losses are allocated to the respective Class C members' capital accounts. However, losses shall only be allocated to the extent that any such Class C members' capital account is not reduced below zero. Losses in excess of any such Class C members' capital are allocated to the Class B member if the Class C member is associated with a Coordinated Trading Group; if the Class C member is not associated with a Coordinated Trading Group, losses are allocated to the Class A member.

Class B member's profit allocation is based upon the trading activity generated for the Company through the Coordinated Trading Group associated with such Class B members based on the difference in wholesale processing charges agreed with the Class B members and the aggregate of all net commissions and other revenues earned by the Company and any liabilities assumed by the Company, associated with such Coordinated Trading Group.

Net income or loss is allocated to Class A members on a pro rata basis, after allocations to B and C Members, based on the Class A members' ownership interest.

Effective December 9, 2010, in accordance with the LLC Membership Interest Purchase Agreement ("Agreement"), the Manager Member acquired all of the issued and outstanding Class A limited liability company membership interest of the Company.

## 8. Commitments and Contingencies

The Company has no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2025 or during the year then ended.

## 9. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company has issued no guarantees at December 31, 2025 or during the year then ended.

## 10. Net capital requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $100,000, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2025, the Company's net capital was $27,191,437, which was $27,014,536 in excess of its required net capital of $179,901. The Company's ratio of aggregate indebtedness to net capital was 9.76% to 1.

## 11. Related party transactions

The Company has service agreements with affiliates. These agreements contain provisions for services provided to the Company for office space, general and administrative support, and trading software and hardware maintenance. Compensation for these services is included in Contracted Services of $997,500, Salaries and Payroll Taxes of $2,001,972, Legal expense of $ 168,256, Rent and Occupancy Costs of $108,550 and Computer and Related Expenses of $199,557 on the Income Statement for the year end December 31, 2025. The Company has a Due to Related Party of $52,512 on the Statement of Financial Condition.

The Company also has one retail customer which is an affiliated entity. The Company's commission income and interest income derived from the affiliated entity were $31,580,356 and $1,643,523, respectively on the income statement for the year ended December 31, 2025, and the receivable of $2,519,743 was included on the Statement of Financial Condition.

## 12. Leases

The Company incurs monthly rent expenses via the monthly allocation per the service agreement with T3 Companies LLC.

Since the Company is not listed as a sublessee on any lease agreement, no requirement for a right of use asset is necessary on the Company's financial statements as of December 31, 2025.

If the service agreement were terminated, there would be no obligation from the Company to the lessor for payment of the lease.

## 13. Segment Reporting

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The new guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. The new standard also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM, allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources, and is applicable to companies with a single reportable segment. The requirements are effective for annual reporting periods beginning on January 1, 2025, and are required to be applied retrospectively. The Company has adopted the additional disclosure requirements under ASU 2023-07. The additional requirements did not have a material impact on the financial statements.

**13. Segment Reporting (continued)**

The Company is engaged in proprietary trading of exchange listed equity securities and option contracts and securities retail transactions. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived its revenue from Proprietary trading and one external customer in 2025.

The Company's segment revenue and expenses are in line with what is in the Company's statement of income and includes all significant categories that are provided to the CODM for review. Also, the segment assets are the same as those reported in the Company's statements of financial condition.

**14. Subsequent events**

Management has evaluated subsequent events and no events have been identified by management which require disclosure through March 31, 2026.